

# countsharp



**Automated**

**Accounting & Audit**

**for Entrepreneurs**

# Problem

## It Is Difficult, Time Consuming, And Expensive To:





Maintain Updated
Books And Records



Have Your Company's
Financial Statements
Reviewed And Audited



Produce Financial Statements

countsharp

# Solution









CountSharp helps streamline the audit process..

CountSharp software helps aggregate financial information into one place to produce your financial statements.

Automated financial review & audit functions save time and money.

# Benefits

 Helps track, measure, and improve your business performance

 Automates accounting processes

 Streamlines your existing systems, giving you a comprehensive view of your financial statements, reports, & management information

 Provides automated review or audit of your financial statements more quickly and at a lower cost


countsharp

# Market Opportunity

## The accounting software market reached $14.1 billion in 2021.

Projected To Reach

**$70.2** Billion In **2030**







Growing At Almost

**20%** CAGR

**Source: Allied Market Research**

# Business Model



CountSharp plans to charge a monthly subscription fee ranging from:

- $50 per month for basic services
- $3,000 per month for full-time accounting



Plus:

- A la carte pricing for audit and review of financial statements

# Team



### Manager

- COO Saône Capital

- Former Managing Director & Counsel, Travelers



### Accounting

- Former Chairman of Diamond Lake Minerals

- Former CEO of Luminart and G.I.Industries (sold to Waste Management Inc.)